EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE NOVEMBER 3, 2010
ITEM 3.	NEWS RELEASE Issued November 3, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

An initial assessment of drill data and mine planning from KSM’s new Iron Cap zone suggests that (i) a significant minerals reserve can be expected from the Iron Cap zone in a new Preliminary Feasibility Study (“PFS”) scheduled for completion next April; (ii) these additions to reserves, immediately adjacent to the Mitchell zone, could support a significant increase in annual production; and (iii) a potential expansion in mine size should substantially improve project economics.

41 core holes and supporting engineering work at Iron Cap have been completed. A  redesign of the KSM project for a graduated increase in throughput to 180,000 tonnes per day (50% increase from the PFS released on March 31, 2010) is being examined. An Environmental Assessment Application will be submitted following completion of a new PFS in April 2011.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	NOVEMBER 3, 2010

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 3, 2010

Iron Cap Emerges as 4th Major Deposit at Seabridge Gold’s KSM Project
Expected Reserve Additions Likely to Increase Production and Improve Economics

Toronto, Canada – An initial assessment of drill data and mine planning from KSM’s new Iron Cap zone suggests that (i) a significant minerals reserve can be expected from the Iron Cap zone in a new Preliminary Feasibility Study (“PFS”) scheduled for completion next April; (ii) these additions to reserves, immediately adjacent to the Mitchell zone, could support a significant increase in annual production; and (iii) a potential expansion in mine size should substantially improve project economics.

Seabridge President Rudi Fronk said that “we have now completed 41 core holes and supporting engineering work at Iron Cap. We have concluded that Iron Cap could make a substantial increase to KSM reserves. We are therefore examining a redesign of the KSM project for a graduated increase in throughput to 180,000 tonnes per day, a 50% increase from the PFS released on March 31, 2010. In our view, the grade, continuity, metallurgy and location of the Iron Cap zone should enable us to achieve this production expansion over time while substantially improving projected internal rates of returns and net asset values. As a result, we now expect to submit our Environmental Assessment Application following completion of a new PFS in April 2011.”

Since 2008, KSM has been following the same harmonized Federal/Provincial environmental assessment process which yesterday resulted in the approval of the nearby Mt Milligan gold-copper project by the Government of Canada. After two rounds of public consultation on KSM undertaken by the Federal Government, no significant concerns have been raised and Seabridge is therefore confident that KSM, like other well designed projects, will be approved on its technical merits.

In July 2010, Seabridge released the results of its first eight core holes drilled at Iron Cap (see News Release dated July 26, 2010). Based on these promising results and five previous drill holes, Seabridge expanded the Iron Cap drill program in an effort to define a measured and indicated resource which could be converted to reserves. An additional 33 holes totaling 12,200 meters were drilled this season (see attached map for hole locations). Results of these holes will be announced shortly.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project (see news release dated March 31, 2010 for details) using a gold price of US$850 per ounce and a copper price of US$2.25 per pound are as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	In Situ Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.
This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS; (v) completion of and submission of the EAA; and (v) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiv) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rate of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted, variations in rates of recovery and extraction; developments in world metals markets, risks relating to fluctuations in the Canadian dollar relative to the US dollar, increases in the estimated capital and operating costs or unanticipated costs, difficulties attracting the necessary work force, increases in financing costs or adverse changes to the terms of available financing, if any, tax rates or royalties being greater than assumed, changes in development or mining plans due to changes in logistical, technical or other factors, changes in project parameters as plans continue to be refined, risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups, the effects of competition in the markets in which Seabridge operates, operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.
For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net